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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67295

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Source Partners, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Jericho Turnpike, Suite 102
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis P. Anderson — 516-806-2050 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ganer, Grossbach & Ganer CPA P.C.
(Name – *if individual, state last, first, middle name*)

1995 Broadway	New York	New York	10023
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/18

OATH OR AFFIRMATION

I, Francis P. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Source Partners, LLC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD E. ANDERSON
Notary Public, State of New York
No. 01AN5027026
Qualified in Nassau County
Term Expires May 2, 2010

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Internal control report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1995 Broadway, 16th Floor
New York, New York 10023
(212) 873-1472
FAX (212) 580-1583
www.gggcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Equity Source Partners, LLC.

We have audited the accompanying statement of financial condition of Equity Source Partners, LLC as of December 31, 2008 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Source Partners, LLC, as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ganer Grossbach + Ganer

New York, New York
February 13, 2009

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	22,161
Accounts receivable		1,219
Due from affiliate		225
Prepaid expenses		9,184
TOTAL CURRENT ASSETS		32,789
PROPERTY AND EQUIPMENT, at cost less accumulated depreciation of $ 7,326		9,584
OTHER ASSETS		
Securities owned, not readily marketable		5,966
TOTAL ASSETS	$	48,339

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	14,089
TOTAL CURRENT LIABILITIES		14,089
MEMBER'S EQUITY		34,250
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	48,339

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES		
Investment banking and fees	$	304,754
Gain (loss) on investment		(15,392)
TOTAL REVENUES		289,362
EXPENSES		
Salaries		109,951
Professional fees		30,175
Insurance		91,030
Dues and subscriptions		2,797
Fees		24,487
Office		16,450
Rent		41,284
Repairs and maintenance		998
Payroll taxes		8,683
Telephone		14,597
Travel and entertainment		15,196
Depreciation		2,930
Contributions		450
TOTAL EXPENSES		359,028
NET LOSS	$	(69,666)

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Member's Equity - January 1, 2008	$	251,166
Contribution		20,000
Distribution		(167,250)
Net loss		(69,666)
Member's Equity - December 31, 2008	$	34,250

The accompanying notes are an integral part of these financial statements.

EQUITY SOURCE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(69,666)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		2,930
Unrealized loss on investment		15,391
Changes in operating assets and liabilities:		
Accounts receivable		178,781
Prepaid expenses		5,428
Due to affiliate		(225)
Accrued expenses		(70,511)
Net cash provided by operating activities		62,128
CASH FLOWS FROM FINANCING ACTIVITIES:		
Equity contribution		20,000
Equity distribution		(167,250)
Net cash provided (used) by financing activities		(147,250)
Net decrease in cash		(85,122)
CASH - BEGINNING		107,283
CASH - END	$	22,161
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for:		
Interest	$	0
Taxes	$	0

The accompanying notes are an integral part of these financial statements.

GANER GROSSBACH GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 1: ORGANIZATION

Equity Source Partners, LLC (the Company) was formed on February 01, 2006 to conduct business as a broker-dealer in securities. The Company commenced business on August 10, 2006 when the National Association of Securities (NASD) now known as the Financial Industry Regulatory Authority (FINRA) approved the application.

The Company is registered with the Securities and Exchange Commission (SEC) and a member of the FINRA

The Company is wholly owned subsidiary by ESP Holdings, LLC (Parent).

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line business as a securities broker-dealer, which includes investment banking and financial advisory fees earned from the sale of private placements of securities on a best efforts basis and the sale of tax shelters and limited partnerships in primary distributions. The Company does not hold customer funds or safe keep customer securities. The Company operates pursuant to SEC Rule 15c3-3(k) (2) (i) (the Customer Protection Rule).

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking
Investment banking revenues include fees earned, net of expenses, arising from the placement of private securities where the Company acts as an agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking fees are recorded on the offering date, when services are rendered, and when income is reasonably determinable.

Financial Advisory Income
Financial advisory fees are recognized when services are rendered and income is earned.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is not subject to income taxes, and since it is a single member LLC, it is a disregarded entity for tax purposes. Accordingly, the sole member of the Company reflects the realized income or loss on its income tax returns.

Cash Balances
For purposes of the financial statements, the Company considers all short-term debt securities purchased with a maturity date of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are carried at cost. Depreciation and amortization are calculated using straight line methods over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred.

NOTE 3: RELATED PARTY TRANSACTION

The Company paid a filing fee for its Parent, an entity that is owned by the managers of the Company. At December 31, 2008, the Company had a receivable of $225.

NOTE 4: SECURITIES OWNED, NOT READILY MARKETABLE

The Company received 500,000 shares of restricted stock in a publicly held company, valued at $10,000 in 2006 and 99,827 shares of restricted stock in a U.S. corporation publicly traded in the United Kingdom, valued at $19,857 in 2007, as part of a fee. At December 31, 2008, these shares were valued at $5,966.

NOTE 5: NET CAPITAL REQUIREMENT

The Company is subject to SEC Rule 15c3-1(a) (2) (vi) (the Net Capital Rule) which requires that they maintain a minimum net capital requirement of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $8,072, which was $3,072 in excess of its required net capital of $5,000. The Company's aggregated indebtedness amounted to $14,089. The Company's net capital ratio was 1.75 to 1.

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Equipment	$ 9,003
Furniture and fixtures	7,907
	16,910
Less: Accumulated depreciation	7,326
Property and equipment at net book value	$ 9,584

Depreciation expense was $2,930 in 2008.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its office facilities from ESP Holdings, LLC (Parent) under an operating lease, which expires April 30, 2009. Minimum annual lease payments for 2009, exclusive of future escalations, are $13,940

Rent expense charged to operations in 2008 was $ 41,284.

FINRA Examination

The Financial Industry Regulatory Authority conducted an examination of the Company's compliance with net capital requirements for 2007. On January 9, 2009, the Company submitted a Letter of Acceptance, Waiver and Consent to FINRA for the purpose of proposing a settlement of alleged rule violations relating to the Company's electronic communications retention system and its anti-money laundering compliance program, without admitting or denying the findings. If accepted by FINRA, a censure and fine of $8,000 will be imposed on the Company by FINRA. The accompanying financial statements include an accrual of $8,000 for this fine and a corresponding expense.

EQUITY SOURCE PARTNERS, LLC.

SUPPLEMENTAL MATERIAL

AS OF DECEMBER 31, 2008

EQUITY SOURCE PARTNERS, LLC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND RECONCILIATION WITH COMPANY'S COMPUTATION

AS OF DECEMBER 31, 2008

Net Capital		
Total member's equity	$	34,250
Deduct member's equity not allowable for net capital		0
Total member's equity qualified for net capital		34,250
Deductions and/or charges		
Non-allowable assets		
Other receivables		1,444
Prepaid expenses		9,184
Securities owned		5,966
Furniture and equipment, net		9,584
Total Deductions		26,178
Net Capital before Haircut		8,072
Haircut		0
Net capital	$	8,072
Computation of basic net capital requirement		
6.667% of aggregate indebtedness	$	939
Minimum dollar net capital required	$	5,000
Excess net capital	$	3,072
Excess net capital at 1000%	$	6,663
Computation of aggregate indebtedness		
Accrued expenses	$	14,089
Total aggregate indebtedness	$	14,089
Ratio: Aggregate indebtedness to net capital		1.75 to 1

Reconciliation with the Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	18,367
Audit adjustments		
-Additional accrued expenses		(10,295)
Net capital, as audited	$	8,072

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY SOURCE PARTNERS, LLC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF DECEMBER 31, 2008

The Company claims exemption from the requirements of SEC Rule 15c-3-3, under Section (k) (2) (i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c-3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2008.

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1995 Broadway, 16th Floor
New York, New York 10023
(212) 873-1472
FAX (212) 580-1583
www.gggcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Equity Source Partners, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of Equity Source Partners, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following activities:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and

To the Board of Directors of
Equity Source Partners, LLC.

procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Ganer Grossbach + Ganer

New York, New York
February 13, 2009

GANER GROSSBACH + GANER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS